UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13D/A

———————

Under the Securities Exchange Act of 1934

(Amendment No. 11)1

GelTech Solutions, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

368537 106

(CUSIP Number)

Michael L. Reger

777 Yamato Road, Suite 300

Boca Raton, Florida 33431

(561) 544-4600

With copies to:

David Jamison

David W. Jamison Jr. P.A.

1460 Park Lane South, Suite 1

Jupiter, Florida 33458

(954) 867-6271

Nason Yeager Gerson White & Lioce, PA

3001 PGA Blvd., Suite 305

Palm Beach, Gardens Florida 33410

Attention: Brian Bernstein, Esq.

(561) 686-3307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Lloyd Reger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,653,881 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 55,653,881 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,653,881 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0% (1)
14	TYPE OF REPORTING PERSON* IN

———————

(1) See Item 5.

CUSIP No. 368537 106	13D/A	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A No. 11 amends and supplements the Schedule 13D/A filed by the reporting person on July 15, 2015 and relates to the common stock, $0.001 par value of GelTech Solutions, Inc. (the “Company”). The principal address of the Company is 1460 Park Lane South, Suite 1, Jupiter, FL 33458.

ITEM 2.	IDENTITY AND BACKGROUND

a.	Michael Reger

b.	777 Yamato Road, Suite 300, Boca Raton, Florida 33431

c.

Principal of AVM, L.P., a registered broker-dealer, and III Associates, a registered investment adviser, each maintaining its principal business address at 777 Yamato Road, Suite 300, Boca Raton, Florida 33431.  The reporting person is the President of the Company.

d.	The reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.

The reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The reporting person is a United States citizen.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 18, 2017, the reporting person converted his $1,997,483 convertible note into 5,707,095 shares of the Company’s common stock.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The reporting person entered into the transactions described in Item 3 above for investment purposes.

CUSIP No. 368537 106	13D/A	Page 4 of 5 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  The reporting person beneficially owns 55,653,881 shares of the Company’s common stock including 18,514,069 shares underlying secured convertible notes due December 31, 2020 and 7,670,651 shares underlying warrants.  This amounts to approximately 58.0% of the 69,826,362 outstanding shares as of September 19, 2017.

(b)  The reporting person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the reporting person.

(c)  Except as described in this Schedule 13D/A under Item 3 above, the reporting person did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In 2015, the reporting person and the Company entered into a Secured Revolving Convertible Promissory Note Agreement (the “Agreement”) for a credit facility of up to $4 million, which has since been increased to $6 million.  Under the Agreement, the Company may, with the prior approval of the reporting person, receive advances under the secured convertible credit facility. Each advance bears an annual interest rate of 7.5%, is due December 31, 2020 and is convertible at the rate equal to the closing price of the Company’s common stock on the day prior to the date the parties agree to the advance. Additionally, in connection with each advance, the Company issues the reporting person two-year warrants at an exercise price of $2.00 per share in an amount equal to 50% of the number of shares issuable upon the conversion of the related advance.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 368537 106	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2017	By:	/s/ Michael Reger
Michael Reger

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).